Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2023 RESULTS

Financial Highlights:

•
22.2% Increase in Q4 2023 Revenue Compared to Q4 2022; 2.6% Increase Compared to Q3 2023; Full Year 2023 Revenue Declines 9.2% Compared to Prior Year
•
560 Basis Point Increase in Q4 2023 Gross Margin Compared to Q4 2022, and 420 Basis Point Increase Compared to Q3 2023; Full Year 2023 Gross margin Declines 430 Basis Points Compared to 2022
•
Net Earnings Tripled to NT$0.66 Per Common Share in Q4 2023 From NT$0.22 in Q4 2022, and Decreased NT$0.14 Compared to NT$0.80 in Q3 2023; Full Year 2023 Net Earnings of NT$2.60 Per Common Share Compared to NT$4.64 for the Full Year 2022
•
Strong Financial Position and Liquidity with NT$12,354.0 Million or US$403.5 Million Balance of Cash and Cash Equivalents
•
Dividend of NT$1.8 Per Share Authorized by Board Pending Shareholder Approval at May 2024 AGM

Hsinchu, Taiwan – February 22, 2024 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the fourth quarter and the full year ended December 31, 2023. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$30.62 against US$1.00 as of December 29, 2023.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the fourth quarter of 2023 was NT$5,725.4 million or US$187.0 million, an increase of 2.6% from NT$5,581.5 million or US$182.3 million in the third quarter of 2023 and an increase of 22.2% from NT$4,686.2 million or US$153.0 million for the same period in 2022. Revenue for the fiscal year ended December 31, 2023 was NT$21,356.2 million or US$697.5 million, a decrease of 9.2% from NT$23,517.1 million or US$768.0 million for the fiscal year ended December 31, 2022.

Net non-operating expenses in the fourth quarter of 2023 was NT$137.0 million or US$4.5 million, compared to net non-operating income of NT$230.9 million or US$7.5 million in the third quarter of 2023, and net non-operating expenses of NT$130.0 million or US$4.2 million in the fourth quarter of 2022. The variance is mainly due to an increased foreign exchange loss in the fourth quarter of 2023.

Net non-operating income of the Company for the fiscal year ended December 31, 2023 was NT$359.8 million or US$11.8 million, compared to NT$811.2 million or US$26.5 million for the fiscal year ended December 31, 2022. The decrease is mainly due to a reduced foreign exchange gain and share of profit of associates accounted for using equity method, which was partially offset by an increase in interest income.

Net profit attributable to equity holders of the Company for the fourth quarter of 2023 was NT$482.0 million or US$15.7 million, and NT$0.66 or US$0.02 per basic common share, as compared to NT$580.6 million or US$19.0 million, and NT$0.80 or US$0.03 per basic common share in the third quarter of 2023. This compares to NT$154.9 million or US$5.1 million, and NT$0.22 or US$0.01 per basic common share in the fourth quarter of 2022. Net earnings for the fourth quarter of 2023 were US$0.43 per basic ADS, compared to US$0.52 per basic ADS for the third quarter of 2023 and US$0.14 per basic ADS in the fourth quarter of 2022.

Net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2023 was NT$1,893.4 million or US$61.8 million, and NT$2.60 or US$0.08 per basic common share, compared to net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2022 was NT$3,372.0 million or US$110.1 million, and NT$4.64 or US$0.15 per basic common share. Net earnings for the fiscal year ended December 31, 2023 were US$1.70 per basic ADS, compared to US$3.03 per basic ADS for the fiscal year ended December 31, 2022.

Net free cash flow for the fiscal year ended December 31, 2023 was NT$1,339.0 million or US$43.7 million, with a balance of cash and cash equivalents was NT$12,354.0 million or US$403.5 million.

Fourth Quarter and Full Year 2023 Investor Conference Call / Webcast Details

Date: Thursday, February 22, 2024

Time: 3:00PM Taiwan (2:00AM New York)

Dial-In: +886-2-33961191

Password: 1415022 #

Webcast and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay: Starts approximately 2 hours after the live call ends

Language: Mandarin

Note: A transcript will be provided on the Company’s website in English following the conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.